SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended JUNE 30, 2000

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from          to

                          Commission file number 0-5151


A)       Full title of the plan:

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Salaried Employees' Savings Plan 401(k)
                                         ---------------------------------------
                                                       (Name of Plan)


Date:  September 15, 2000               /s/ R. J. KLOSTERMAN
                                        ----------------------------------------
                                        R.J. Klosterman
                                        VICE PRESIDENT OF FINANCE AND
                                        PRINCIPAL FINANCIAL OFFICER

INDEPENDENT AUDITORS' REPORT


Flexsteel Industries, Inc.
Salaried Employees' Savings Plan 401(k)
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the
Plan) as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999 and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of June 30, 2000 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE
September 15, 2000

                           Flexsteel Industries, Inc.
                     Salaried Employees' Savings Plan 401(k)
                 Statement of Net Assets Available for Benefits
                             June 30, 2000 and 1999



                                                    2000                 1999
Assets
  Cash                                         $     26,090         $     36,425
  Investments:
      Flexsteel Industries, Inc. common stock     1,634,138            1,827,316
      Mutual funds                               18,020,757           16,801,676

  Employer contributions receivable                  14,250                9,928
  Employee contributions receivable                 100,119               74,718
                                               ------------         ------------
Net Assets Available for Benefits              $ 19,795,354         $ 18,750,063
                                               ============         ============





                           Flexsteel Industries, Inc.
                     Salaried Employees' Savings Plan 401(k)
            Statement of Changes in Net Assets Available For Benefits
                          June 30, 2000, 1999, and 1998

                                                           2000                     1999                    1998
Additions:
  Employee contributions                              $  1,344,575             $  1,220,398            $  1,036,949
  Employer contributions                                   207,693                  188,931                 175,600
  Investment income                                        608,545                  333,692                 399,779
  Net appreciation in fair value of assets                (624,363)               1,322,122               1,688,899
                                                      ------------             ------------            ------------
                                                         1,543,551                3,065,143               3,301,227
Distributions                                            (491,160)                (574,532)               (800,008)
                                                      ------------             ------------            ------------
Net increase                                             1,045,291                2,490,611               2,501,219

Net assets available for benefits
  at beginning if year                                  18,750,063               16,259,452              13,758,233
                                                      ------------             ------------            ------------
Net assets available for benefits
  at end of year                                      $ 19,795,354             $ 18,750,063            $ 16,259,452
                                                      ============             ============            ============

See Notes to the Financial Statements.

                           FLEXSTEEL INDUSTRIES, INC.

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(K)

                        NOTES TO THE FINANCIAL STATEMENTS


1)       PLAN DESCRIPTION

         The Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") was established effective July 1, 1985 by Flexsteel Industries, Inc. (the "Company"). The Plan is available to certain salaried, salesmen and office employees that have one year of eligible service and have reached the age of twenty-one. Participation is voluntary.

         The Plan allows eligible employees to elect to have from 1% to 14% (salespeople are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $10,000 in calendar year 2000 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional company contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years).

         Plan participants direct their contributions to any of the twelve investment accounts available:

         1) The FLEXSTEEL INDUSTRIES, INC. COMMON STOCK FUND, which consists of the Company's common stock.
         2) A GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.
         3) A MONEY MARKET ACCOUNT, which is an insurance company account primarily invested in commercial paper with maturities of one year or less.
         4) A PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an insurance company account that provides for competitive yield debt securities.
         5) A BOND EMPHASIS BALANCED ACCOUNT, which invests primarily in other separate accounts made up of stocks, bonds, convertibles, and cash. It usually maintains at least 50% of assets in fixed-income securities.
         6) A LARGE CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.
         7) A LARGE COMPANY GROWTH ACCOUNT, which primarily invests in larger companies that management believes have an above-average potential for earnings growth.
         8) A U.S. COMMON STOCK FUND, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash or cash equivalents.
         9) A MID CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 400 Mid Cap Stock Index.
         10) A SMALL COMPANY BLEND STOCK FUND, which invests in stocks of smaller seasoned companies.
         11) A SMALL COMPANY GROWTH STOCK FUND, which invests in stocks of smaller developing companies.
         12) An INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.

         Assets of the Plan are held by a "Custodian," the Principal Mutual Life Insurance Company, except for the Flexsteel Industries, Inc. Common Stock Fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company. All administrative expenses are paid by the Company. Distributions are paid upon retirement, termination of employment, death, disability, or in hardship cases. Non-vested contributions revert to the Company upon termination of employment. Upon termination of the Plan, participant accounts become fully vested and non-forfeitable.

         At June 30, 2000 the Plan had 521 participants, of which there were 180 participants in the Flexsteel Industries, Inc. Common Stock Fund, 363 participants in the Guaranteed Interest Accounts, 377 participants in the Money Market Account, 203 participants in the Private Market Bond and Mortgage Account, 14 participants in the Bond Emphasis Balanced Account, 239 participants in the Large Cap Stock Index Fund, 106 participants in the Large Company Growth Fund, 370 participants in the U.S.Common Stock Fund, 32 participants in the Mid Cap Stock Index Fund, 247 participants in the Small Company Blend Stock Fund, 89 participants in the Small Company Growth Stock Fund, and 261 participants in the International Stock Fund.

2)       SIGNIFICANT ACCOUNTING POLICIES

         The Plan uses the accrual basis of accounting. Investments in common stock are recorded at the market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund. The cost of investments sold is determined by the average cost method.

3)       INCOME TAXES

         The Plan has received a determination from the Internal Revenue Service that the Plan is exempt from Federal income taxes. Participants are not taxed currently on their contributions or on Company contributions to the Plan. Distributions to participants generally are subject to Federal and State income tax at the time of distribution; certain distributions may receive more favorable tax treatment.

4)       INVESTMENTS

         Investments that represent 5% or more of the Plan's net assets are as follows:

                                                  June 30, 1999    June 30, 2000
Flexsteel Industries, Inc. Common Stock Fund
(137,258 and 133,399 shares respectevely)         $   1,827,316    $   1,634,138
Guaranteed Interest                                   4,113,901        4,150,100
Bond & Mortgage                                       1,119,406        1,003,210
Large Cap Stock Index                                 1,721,133        2,073,823
US Stock Index                                        7,624,988        5,806,018
Small Co Blend                                        1,069,729        1,211,439
Small Co Growth                                                          973,136
International Stock Index                             1,034,484        1,413,129

SUPPLEMENTAL SCHEDULES


FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES YEAR ENDED JUNE 30, 2000


Flexsteel Industries                                                $  1,634,138
Guaranteed Interest                                                    4,150,100
Money Market                                                             271,532
Bond & Mortgage                                                        1,003,210
Bond Emphasis                                                            144,472
Large Cap Stock Index                                                  2,073,823
Stock Index                                                              735,874
US Stock Index                                                         5,806,018
Mid Cap Stock Index                                                      238,024
Small Co Blend                                                         1,211,439
Small Co Growth                                                          973,136
International Stock Index                                              1,413,129
                                                                    ------------
                                                                    $ 19,654,895
                                                                    ============

CONSENT OF INDEPENDENT AUDITORS


Flexsteel Industries, Inc.:

We consent to the incorporation by reference in Registration Statement No. 33-1836 on Form S-8 as amended by Post-Effective Amendment No. 1 for the Flexsteel Salaried Employees' Savings Plan 401(k) of our report dated September 15, 2000 appearing in the Annual Report on Form 11-K of the Flexsteel Salaried Employees' Savings Plan 401(k) for the year ended June 30, 2000.



DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
September 27, 2000